Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  November 30, 2001

On November 30, 2001, EchoStar Communications Corporation distributed the documents set forth below.

Consumer Benefits from the Proposed Merger
of EchoStar Communications Corporation and
Hughes Electronics Corporation

                EchoStar Communications Corporation (EchoStar) and Hughes Electronics Corporation (Hughes) have agreed to combine their satellite television businesses – the DISH Network and DIRECTV. This combination will allow the new EchoStar to offer better services to consumers and to become a stronger competitor to cable companies. Among other things, consumers will gain:

  Access to local broadcast stations in more markets. Without the merger, EchoStar and DIRECTV can carry local channels in approximately 40 markets. The merger will permit the new EchoStar to carry local channels in approximately 100 markets.

  Broadband Internet access for all Americans, including residents of rural areas. Today, broadband access is available and affordable only for urban and suburban residents reached by cable modem services or the DSL services carried over telephone lines. The merger will permit the new EchoStar to provide a third broadband alternative for those consumers and, more importantly, to provide affordable broadband access to rural customers that cable modem and DSL services cannot reach.

  Access to a wide array of new programming services and choices. The merger will permit the new EchoStar to offer a wide range of additional programming choices to all consumers -- more educational programming, more foreign language programming, more high definition programming, more interactive services, more pay-per-view programming, and more video on demand.

  More competition, not less, for all consumers. The transaction will allow the new EchoStar to compete more aggressively and effectively throughout the entire country, and EchoStar will continue to have every incentive to do so.

The Proposed Merger

                Hughes, through its subsidiary DIRECTV, Inc., and EchoStar, through its DISH Network, are providers of high-powered Direct Broadcast Satellite (DBS) services in the United States. On October 28, 2001, EchoStar and Hughes reached agreement on a merger. After regulatory approval and other conditions are satisfied, Hughes will be spun off from its corporate parent General Motors, then combined with EchoStar. The name of the surviving corporation will be EchoStar Communications Corporation (New EchoStar), and services will be provided under the DIRECTV brand name.

                The transaction will be subject to thorough and comprehensive reviews by the Federal Communications Commission (FCC) to ensure that it is in the public interest, and by federal and state antitrust authorities to ensure that the transaction does not violate the antitrust laws. EchoStar and Hughes fully understand the importance of resolving any concerns about the merger’s potential impact on competition and are committed to working with the relevant government agencies to provide all of the information needed for a careful and thorough review.

                To the extent permitted by the antitrust laws, EchoStar and Hughes have begun the process of planning for the implementation of the merger. While many of the technical aspects of the transition have not yet been resolved, both companies have agreed that none of their current customers will need to buy new equipment in order to continue to receive their satellite service.

                EchoStar and Hughes are confident that after a thorough evaluation, the relevant authorities will find that the proposed merger does not violate any antitrust law, is in the public interest, and in fact will result in substantial benefits to consumers.

The MVPD Market

                The FCC and the Department of Justice have described the market in which DIRECTV and the DISH Network compete as the market for Multi-Channel Video Programming Distribution (MVPD) services. DIRECTV and the DISH Network, like their competitors in this market, provide pay television service, including traditional cable networks like ESPN and CNN, premium movie channels like HBO, and, in approximately 40 communities, local broadcast stations. They compete with cable television providers, who also offer mixes of cable networks and premium channels, and who offer local broadcast stations in virtually every area they serve. Other competitors that offer a similar mix of programming include SMATV, which offers “private cable” to apartment buildings and single-family residential developments, Multipoint Multichannel Distribution Service (MMDS) or “wireless cable,” and C-Band satellite service, which recently began to offer digital service nationwide. National Rural Telecommunications Cooperative (NRTC) affiliates, such as Pegasus Communications, who have rights to independently market certain DIRECTV programming in defined geographic areas, also compete in the MVPD market. Several other companies have developed concrete plans to enter this market using a variety of technologies.

                Cable companies continue to dominate the MVPD market, and cable rates have steadily increased over the last 10 years.1 By contrast, DBS equipment prices have dropped steadily and its service prices have remained flat. While cable and content prices have increased steadily, DIRECTV did not raise its service prices from the launch of its service in 1994 until 2000, and EchoStar did not raise its prices from its launch in late 1995 until 2001 (and then only by $2 a month in both cases).

                DIRECTV and DISH Network are the nation’s third and sixth largest MVPD providers, with about 15 million combined subscribers. By contrast, the incumbent cable firms control approximately 80% of the MVPD market, with nearly 70 million subscribers. The largest cable firms are AT&T (14.4M subscribers), AOL-Time Warner (12.7M), Comcast (8.4M), Charter (6.9M), Cox (6.2), Adelphia (5.8M), and Cablevision (3.0M).

                The two DBS firms have made some headway against the cable incumbents, and consumers are better off for it. However, Hughes and EchoStar face competitive barriers which prevent them from providing consumers with the programming and services they desire, and which limit DBS’s effectiveness in provoking a competitive response from cable (as demonstrated by cable’s ability to continue to raise prices in the face of low DBS prices). The merger will help break down these competitive barriers, and allow New EchoStar to fulfill DBS’s potential as a more vigorous competitor to cable, with great consumer benefits.

Consumer Benefits From The Merger

1. Expanded Channel Capacity

                Currently, EchoStar and Hughes waste much of their most valuable asset -- broadcast spectrum -- because each must duplicate the other’s transmissions of programming. Using separate frequencies, each separately broadcasts, for example, CNN, ESPN, as well as hundreds of other channels, including the local stations for each of the communities where the firms carry local stations. With the merger, those channels would only need to be broadcast once, instead of twice, to reach all consumers. This would permit New EchoStar to rationalize this use of spectrum, freeing that space for hundreds of channels of additional programming that cannot be transmitted today. With the merger, consumers will have far more programming choices, including:

  Local Channels. Limited bandwidth only permits the two DBS firms currently to offer local broadcast stations in about 40 communities. With planned satellites, and absent the merger, the companies hope to expand coverage to a handful of new areas and comply

                  1Source:Kagan World Media

with new federal must-carry rules (which will require a DBS provider to carry, upon request, all broadcast stations from those local markets in which the provider offers any local station). By contrast, with re-claimed spectrum and a doubling of potential customers in smaller markets, New EchoStar could carry local broadcast stations in approximately 100 metropolitan areas, serving over 80% of the nation’s television households, even after compliance with the new must-carry requirements. DBS’s limited ability to offer consumers their desired local broadcast channels has long been a major competitive disadvantage against cable companies.

  Pay-Per-View and Video-on-Demand. Additional bandwidth resulting from the merger will enable New EchoStar to provide consumers with broader Pay-Per-View and Video-on-Demand choices.

  HDTV. Currently, due to capacity constraints, Echostar and DIRECTV can only offer between 2 and 4 HDTV channels each. New EchoStar will be able to offer ten or more bandwidth-intensive HDTV channels to consumers across the United States, including to rural areas unlikely to receive HDTV channels by cable for many years. The limited amount of HDTV programming that is currently available (from any source) has discouraged consumer adoption of HDTV-capable television sets, and the limited number of HDTV-capable television sets has, in turn, discouraged the transmission of HDTV programming. By offering a critical mass of HDTV programming, New EchoStar could help jumpstart HDTV adoption.

  New Content. The increase in available bandwidth will enable the new company to offer greatly expanded educational, specialty, and foreign language programming.

  Programming Independence. The new EchoStar, unlike most of the big cable companies, would have no significant programming interests to protect. Therefore, with the additional capacity, it would have both the ability and the incentive to encourage new entrants in programming, and to open up the field to new programming competition.

  Interactivity. The additional bandwidth would allow the development of new and expanded interactive services such as localized weather, detailed point-and-click news and sports information, and shopping.

2. Bridging The Digital Divide –
High-Speed Internet Access For Rural Consumers

                The merger would help bridge the urban/rural digital divide by facilitating the development of affordable, high-speed, satellite-based Internet access. Hughes and EchoStar’s affiliate, StarBand, each offer satellite Internet access to consumers nationwide, but the services are in their infancy and are costly. Only after maturing to a scale of many times the number of current customers can the service be price and quality competitive to cable modem and DSL. The merger is critical to moving the industry toward that goal in several respects.

  Economies of Scale. The merger will allow New EchoStar to market the Internet access product to its larger combined customer base, reduce the cost of consumer equipment through standardization and manufacturing efficiencies, and better spread the enormous fixed costs of establishing the satellite and terrestrial infrastructure required for the service.

  Financing. Even well-heeled aerospace firms like Lockheed are finding it difficult to raise and devote sufficient capital to offer two-way satellite Internet access. The combined firm will not only be in a much better position to finance the enormous research, satellite, and marketing investments needed to achieve the required scale, but will have stronger incentives to do so in order to develop the complement needed to compete with digital cable’s Internet/video bundles.

                 The benefit of a new, price/quality competitive, nationally available broadband option is difficult to overstate. Because of technological and economic limitations, cable modem and DSL services are not likely to be available to many rural customers in the foreseeable future. Therefore, the proposed merger may provide the only opportunity for rural consumers to have an affordable high-speed Internet access option in the foreseeable future. Further, absent the merger, and with DSL experiencing less than hoped for take rates, cable threatens to extend its market dominance of the video market to the high-speed Internet access market, as well.

3. Lower Costs For Programming And Equipment

                 In addition to the extraordinary bandwidth and Internet access efficiencies, the merger will generate important cost-savings which will allow New EchoStar to offer a greater value to MVPD consumers. These cost savings include:

  Programming. The companies’ number one expense is programming costs. Currently, the two DBS firms often pay higher rates for programming than their cable competitors. The merger will allow New EchoStar to take advantage of volume discounts in existing contracts and bargain for a more competitive price, which will help keep DBS prices low for consumers.

  Standardized Equipment. By settling on one equipment platform (the two firms’ current receiving technologies are incompatible), the merger will create economies of scale and reduce manufacturing costs, and encourage integration of DBS receivers with TV sets and other hardware, all of which should lower hardware prices to consumers. Of course, New EchoStar (not its customers) will incur a one-time cost to complete the transition to a single equipment platform, but even after accounting for this cost, the company expects substantial long-term efficiencies.

  Advertising. The merger will create a critical mass of viewers that will be more attractive to national advertisers than each firm’s currently fragmented audience, and increase competition for national television advertising. More advertising revenue will allow New EchoStar an enhanced alternative revenue stream that will assist in keeping its prices to consumers competitive.

4. Stronger Competition to Cable

                 These benefits will be used by New EchoStar to compete more effectively with cable. The cost structure of DBS’s offering and nature of the MVPD marketplace make continued expansion an economic imperative for New EchoStar. Aggressive competition with cable will be necessary because:

  DBS’s High Fixed Costs and Low Marginal Costs. DBS’s satellite and uplink infrastructure requires enormous investment. By contrast, the marginal costs of providing additional customers with service are relatively low. This cost structure will provide New EchoStar with strong incentives to acquire additional customers and spread its fixed costs, thus assuring that efficiencies realized by the merger will be passed on to consumers.

  Digital Cable’s Threat. For New EchoStar, subscriber growth will continue to be imperative in order to counter losses to cable, especially as digital cable improves the quality and breadth of its service, and enables the cable firms to offer broadband Internet access/video bundles that DBS cannot match today. Digital cable’s improved capabilities particularly threaten to take away DBS’s most profitable, high-end customers, customers who are willing to pay for the highest quality service. As it loses important competitive advantages that it once had (digital quality and more channels) over analog cable service, New EchoStar will be forced to compete even more aggressively based on price and new programming advantages.

  Expansion’s Upside Potential. For New EchoStar, revenue growth will require vigorous efforts to capture new customers from the nearly 70 million current cable subscribers. Persuading even a small percentage of current cable subscribers to switch to DBS would have tremendous upside value.

  Cable’s Lock-In.As cable improves its products, DBS risks being frozen out of potential customers, due to customer inertia and high switching costs from cable to DBS. New EchoStar’s incentives will lead it to push expansion before cable entrenches further, especially since consumers who commit to a digital cable/cable-modem bundle will be even harder to win.

  Capital Markets’ Expectations. The DBS providers’ ability to raise funds in the capital markets, particularly EchoStar, has been premised in large part on the potential for continued growth in MVPD market share. Any slow-growth strategy would undermine New EchoStar’s relationship with a key constituency.

These market realities provide the motive, and the merger efficiencies provide the means, for vigorous competition with cable that will create better prices, more programming choices, and excellent service.

5. Nationwide Benefits

                 Moreover, the benefits of competition between cable and DBS will not be limited to consumers in areas with cable service. DBS service is, by necessity, a nationwide product, and will continue to be offered at uniform nationwide prices. Accordingly, New EchoStar’s pricing and programming decisions will be driven by competition with the most competitive cable firms, including those that face significant other competition such as cable overbuilders or local MMDS systems, allowing consumers nationwide to reap the rewards.

                 It would be logistically unthinkable - and strategically foolish - to attempt to charge different consumers different prices for the same DBS programming depending on the level of competition for those customers. The infrastructure costs alone of attempting to impose such pricing - the rebuilding of New EchoStar’s billing, authorization, and customer service systems - would swamp the minimal incremental revenue, if any, that could be generated by such a strategy. Price discrimination would also damage DBS’s hard-earned reputation for better customer responsiveness than cable.

                 New EchoStar will also face tough competition in non-cabled areas. C-Band, including a new digital service driven by Motorola and others, is especially strong in rural America. Cablevision and Dominion also have licenses for DBS service and are expected to enter. MMDS and other proposed terrestrial technologies will offer additional options for rural customers.

                 Also, the new firm will retain the existing dealer networks, which have proven extremely effective at serving rural America. Continued competition among these firms will ensure competitive service levels throughout the country.

Conclusion

                 This merger will result in substantially enhanced competition in the markets for video and Internet access services and will provide consumers with a variety of programming and services that they would not receive in the absence of the merger. The merger will benefit all consumers, no matter where they live in the United States, and should be approved.

In connection with the proposed transactions, General Motors Corporation (GM), Hughes Electronics Corporation (Hughes) and EchoStar Communications Corporation (EchoStar) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SECs website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words may, will, would, could, should, believes, estimates, projects, potential, expects, plans, anticipates, intends, continues, forecast, designed, goal, or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

ECHOSTAR/HUGHES MERGER BENEFITS FOR RURAL AMERICA

The pending merger of EchoStar and Hughes announced on October 28, 2001, will provide significant, tangible benefits to American consumers by providing an effective and viable alternative to cable companies, which continue to have monopoly power in virtually every market they serve. Efficiencies resulting from the merger will enable the new company, which will be named EchoStar and use the DirecTV brand, to provide stronger competition to the entrenched cable firms that now control more than 80% of U.S. pay television households.

Providing More Local TV Channels, High Speed Internet: By eliminating programming, such as Disney, HBO, local channels and hundreds more, that is duplicated by both companies today, significant amounts of the companies’ most precious resource – bandwidth – will be available to offer services much more in demand by rural Americans, such as local channels in more communities and a faster rollout of high speed Internet services via satellite. By having more capacity, the new company can offer these services at more competitive prices, regardless of whether or not the consumer has access to cable.

More Rural Americans Will Receive Local Network TV Via Satellite: A substantial number of consumers will not switch from cable without having access to their local network channels via satellite. Limited by bandwidth constraints, EchoStar’s DISH Network and Hughes’ DirecTV can only provide local television stations to 35 to 40 U.S. communities today. After the merger, the new company will have the necessary satellite bandwidth to serve approximately 100 communities across the nation, reaching more than 85 percent of American households.

Bridging the “Digital Divide” Between Urban and Rural Residents: The merger will allow EchoStar to provide meaningful competition with cable and telephone companies as a virtual third line into the home for a bundle of video/data/Internet services. Competitively priced, high-speed Internet access via satellite will particularly benefit those in rural areas, especially businesses and schools, that do not have access to cable modem service or DSL. The merger will also help bridge the digital divide without the need for government loans that are currently being requested by various cable and telephony providers.

Delivering HDTV, Interactive TV and Educational Programming to Rural America: The increase in available bandwidth will enable the new company to offer greatly expanded high-definition television programming, interactive television, pay-per-view and near video-on-demand services, as well as educational and foreign-language programming. Without the merger, the two individual satellite TV companies will not have the satellite bandwidth and cost efficiencies in the foreseeable future necessary to expand these services.

Competitive, Nationwide Pricing to Rural America: Since its inception, direct broadcast satellite TV providers have offered uniform, nationwide pricing structures, and EchoStar has guaranteed that it will continue this practice. Nationwide pricing offers customers in rural America the full benefits of the rigorous competition occurring in urban and suburban areas. The combined company will also generate economies of scale and other efficiencies, such as lower costs for programming, administration and operations, that would reduce overall operating costs. By increasing competition with cable, the merger will force other video providers to increase their competitiveness – in price, quality, and service – to the benefit of consumers across the country.

Merger Is Necessary for Rural Americans: Without the merger, neither EchoStar nor Hughes will have the satellite bandwidth or economies of scale in the foreseeable future necessary to expand high speed Internet services and local network TV channels to rural America. However, by combining the EchoStar and Hughes’ customer bases and satellite resources, the new company can spread the cost of offering these services over the entire subscriber base. This reduces the company’s multi-billion dollar financial investments, and with these costs savings, the new company can offer more competitive, uniformly priced services.

In connection with the proposed transactions, General Motors Corporation (GM), Hughes Electronics Corporation (Hughes) and EchoStar Communications Corporation (EchoStar) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SECs website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words may, will, would, could, should, believes, estimates, projects, potential, expects, plans, anticipates, intends, continues, forecast, designed, goal, or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.